FILED BY MAGELLAN PETROLEUM CORPORATION

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: MAGELLAN PETROLEUM CORPORATION

COMMISSION FILE NO. 1-5507

Magellan Petroleum Comments on Announcement by

Stratex Oil & Gas Holdings, Inc.

DENVER, August 28, 2012 /PRNewswire/ — Magellan Petroleum Corporation (NASDAQ: MPET) (“Magellan”) today commented on the unexpected announcement earlier today by Stratex Oil & Gas Holdings, Inc. (OTCQB: STTX) (“Stratex”) that Stratex had made an offer to acquire Magellan for $2.30 per share in cash and stock, which announcement was included in a tender offer statement filed by Stratex with the U.S. Securities and Exchange Commission.

Magellan notes that the Stratex letter to Magellan referred to in the Stratex announcement, which was hand delivered to Magellan on August 27, 2012, was the first communication of any kind from Stratex to Magellan following a brief initial introductory meeting among certain executives of Stratex and Magellan in the Spring of 2012.

The Magellan Board of Directors has not yet had the opportunity to review the Stratex letter with Magellan’s financial and legal advisors, but will do so as soon as reasonably practicable.  Accordingly, Magellan believes that the shareholders of Magellan should not take any action at this time in response to the Stratex announcement.

CAUTIONARY INFORMATION ABOUT FORWARD LOOKING STATEMENTS

Statements in this release which are not historical in nature are intended to be, and are hereby identified as, forward-looking statements for purposes of the Private Securities Litigation Reform Act of 1995.  These statements about Magellan may relate to its businesses, prospects, and other matters that involve a number of risks and uncertainties that may cause actual results to differ materially from the results expressed or implied in the forward-looking statements.  Among these risks and uncertainties are: (i) whether Stratex will actually pursue a transaction with Magellan; (ii) whether any transaction with Stratex will be agreed to by Magellan as being in the best interests of Magellan’s shareholders; (iii) whether Stratex will pursue a tender offer directly to Magellan’s shareholders; and (iv) those set forth in the Risk Factors sections of Magellan’s most recent 10-K and subsequent 10-Qs filed with the SEC.

ABOUT MAGELLAN

Magellan is an independent energy company engaged in the exploration, development, production, and sale of crude oil and natural gas from currently held assets in the United States, Australia, and the United Kingdom.  Traded on NASDAQ since 1972, the Company conducts its operations through two wholly owned subsidiaries, Nautilus Poplar LLC, which owns interests at Poplar, a highly attractive oil field in the Williston Basin, and Magellan Petroleum Australia Limited, a successful independent oil and gas company in Australia and the UK in existence since the 1960s.  The Company’s mission is to enhance shareholder value by maximizing the full potential of existing assets.  Magellan routinely posts important information about the Company on its website at www.magellanpetroleum.com.

For further information, please contact:

Matthew Ciardiello, Manager, Investor Relations at 720.484.2404

IMPORTANT INFORMATION FOR INVESTORS AND STOCKHOLDERS

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. No tender offer for the shares of Magellan has commenced at this time. If a tender offer is commenced, Magellan will file a solicitation/recommendation statement on Schedule 14D-9 with the U.S. Securities and Exchange Commission (“SEC”). STOCKHOLDERS OF MAGELLAN ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY (IF AND WHEN THEY BECOME AVAILABLE) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and stockholders may obtain a free copy of these documents (when they are filed and become available) free of charge at the SEC’s website at www.sec.gov. Magellan also will provide a copy of these materials without charge on its website at www.magellanpetroleum.com.